EXHIBIT 12
CATERPILLAR INC. AND CONSOLIDATED SUBSIDIARIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars)
	9 Months Ended September 30, 2008
		YEARS ENDED DECEMBER 31,
		2007	2006	2005	2004	2003
Earnings (1)	$4,139	$4,990	$4,890	$3,910	$2,714	$1,488
Plus: Interest expense	1,057	1,420	1,297	1,028	754	720
One-third of rental expense (2)	99	119	105	85	74	65
Adjusted Earnings	5,295	6,529	6,292	5,023	3,542	2,273

Fixed charges:
Interest expense	1,057	1,420	1,297	1,028	754	720
Capitalized interest	14	15	10	11	8	5
One-third of rental expense (2)	99	119	105	85	74	65
Total fixed charges	$1,170	$1,554	$1,412	$1,124	$836	$790

Ratio of earnings to fixed charges	4.5	4.2	4.5	4.5	4.2	2.9

(1)	Pretax income from continuing operations before adjustment for minority interests and equity investments' profit
(2)	Considered to be representative of interest factor in rental expense